Filed by Onvia.com, Inc. pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Onvia.com, Inc.
Commission File No.: 000-29609

Subject Company: DemandStar.com, Inc.
Commission File No.: 000-28703

The following is the textual rendition of a slide presentation about Onvia, including certain information about Onvia’s proposed acquisition of DemandStar.com, Inc. to be made to market analysts and investors, during the week of January 15, 2001 by Glenn Ballman, Chairman of the Board and Chief Executive Officer of Onvia, and Michael Pickett, President and Chief Operating Officer of Onvia. See below to find out where you can find additional information.



Glenn Ballman, CEO

Mike Pickett, President

ONVIA.com

Onvia Helps Businesses Secure More Revenue

We are a leading application provider for SMB's doing business with local government and other local businesses

Investment Highlights

+ Huge, fragmented and inefficient market
+ Strong Management team
+ $135 million in cash (lessA/P) on hand
+ No significant debt
+ $10 million Q1 operating cash burn
+ Proven execution with 25 live marketplaces
(with DemandStar total is 255)

ONVIA.com

Market Opportunity

- 87,453 city, county, and state government agencies in the United States
- $375B spent by these agencies in 1998
- Over 1,000,000 suppliers doing business with these agencies







ONVIA.com

The Challenge

- Contracts over $25,000 go to competitive bid
- Agencies want to distribute to as many businesses as possible
- Mail and Fax system is costly, provides poor audit trail
- Bid revisions are expensive and slow







Procurement Mix For State and Local Governments


100% = $400 billion**
Competitive bid
Quote solicitation
Direct purchase
12%
22
66
58%
27
15
Number of transactions*
Dollar expenditure

Bidding is the majority (58%) of the government spend

*Total number of transactions
**Includes state and local procurement. Based on 12 states for which data is available
Source: 1998 Survey of State and Local Government Purchasing Practices; McKinsey analysis

ONVIA.com

The Onvia Solution: BidMatching Technology

- Agencies
  - Powerful Search capability to "jump start" the creation of a bid
  - Creation and management of Bids, Addenda, and Attachments
  - Monitor and Manage the Broadcast and Planholders list

The Onvia Solution: BidMatching Technology

- Suppliers
  - Fax-on-demand access to bids
  - Web access to bid lists
  - Automatic bid notification
  - Free bid package download from web
  - Access to bidder lists and tab sheets
  - Blueprint downloads and more

Customer Benefits - Agencies

- **More suppliers, more competiti**[illegible]
  40% increase in bid requests
- **Regional, state, and nationwide suppliers**
  23% increase in bid responses
- **Cost savings**
  72% saving in advertising
- **Reduced advertising, postage, handling**
  61% reduction in printing/postage
- **Increased efficiency**
  36% saving in operating budget

Source: Seminole County

ONVIA.com

Customer Benefits - Suppliers

- Automatic notification
- Greater access to opportunities
- Instant information
  - Download bids electronically
  - View bidders lists
  - View tab data sheets
- Cost savings
  - Web download is free

Growth Strategy

- Build the largest state agency procurement network
- Continue to acquire paying suppliers, catalyzing liquidity
- Leverage relationship with state & local government procurement agents into expanded product offerings and revenue





ONVIA.com

Sample Customers

- State of California
- State of Texas
- State of Georgia
- City of Seattle
- City of San Francisco
- City of Los Angeles
- City of Austin
- City of New York
- City of Milwaukee
- City of Atlanta

ONVIA.com

Competition

Competitor	Reach & Focus	Comments
PurchasePro	Medium Business 240 marketplaces	Strong in Hospitality Vertical
Ariba	Fortune 5000	Expensive, Not SMB
Commerce One	Fortune 5000	Expensive, Not SMB

Onvia vs. Alternatives

Low Cost	Low Monthly fee for SMB
Liquid	$29 Billion in opportunities
Simple	Very Simple serves SMB

- Enterprise software companies have historically failed to serve the SMB market with enterprise software and pricing.
- SMB's cannot afford the millions of dollars required to install and operate an Ariba or Commerce One system.

ONVIA.com

DemandStar: Reasons For Deal

DemandStar.com™

- 230 additional agencies
- 14,000 paying subscribers
- 35 person sales force
- Enhanced geographic reach
- Accelerates profitability

ONVIA.com

FirstSource: Reasons For Deal

firstsourcecorp™
Business Purchasing. Made Smart.™

- Expense Reduction of $10M per Quarter
- Enhanced Product offering to customers
- Clearer visibility into business financials (net vs. gross revenue recognition)
- Accelerates profitability

Financial Expectations

- Revenue:
  - $3M Q1 2001
  - $17M FY 2001 +/- 20% at 84% GM
- Cash in Bank
  - $135M cash less A/P end of Q4 '00
  - $50M on hand at cash flow breakeven
- Burn Rate
  - $10M in Q1
  - $7M in Q4
- Q4 2002 cash flow positive pre-DemandStar

Operating Metrics – Including DMND

- Marketplaces Served
  - 250 end of Q4
- Paying Vendors
  - 14,000 end of Q4
- Average Subscription Size
  - $107 end of Q4

ONVIA.com

Reasons to Own ONVI Today!

- Huge and growing market!
- Strong management team
- Well funded @ $135M
- Making all the right moves



WALL ST

ONVIA.com

Reasons to Own ONVI Today!

- Making all the right moves
  - Reduced headcount by 300 (60%)
  - Conserving cash
  - Moved profitability closer by 2 years over last 9 months


WALL ST

- Currently a discount to cash balance

ONVIA.com

Safe Harbor Disclosure

This release contains, in addition to historical information, forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs, and involve risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address the future financial results of Onvia and DemandStar, new markets and product and service offerings, and timing and benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain or meet conditions imposed for the DemandStar acquisition, such as the failure to obtain required stockholder or regulatory approvals for the merger; the risk that DemandStar's and Onvia's businesses will not be integrated successfully; fluctuating market prices that could cause difficulties in Onvia's acquisition strategies; the difficulty the market may have in valuing Onvia's evolving business model; Onvia's failure to realize the anticipated benefits of the merger; Onvia's failure to further identify, develop, and achieve commercial success for new products and services; firstsource's failure to leverage the Onvia brand in retaining and attracting customers or firstsource's failure to attract sufficient investment capital as required pursuant to the partnership agreement; Onvia's failure to realize all the intended cost-saving benefits of the reduced headcount and marketing expenditures; Onvia's inability to retain and/or motivate its personnel, including key executives and technical personnel; Onvia's inability to obtain the approval or acquiescence by third parties of the outsourcing agreement and their dissatisfaction with firstsource's performance under the outsourcing agreement; Onvia's failure to take advantage of growth in its target markets, such as the provision of high margin services and aggregating small business buyers and sellers; Onvia's failure to realize the anticipated benefits of the outsourcing agreement; and Onvia's failure to further identify, develop, and achieve commercial success for new products and services.

For a detailed discussion of these and other cautionary statements, please refer to Onvia's filings with the Securities and Exchange Commission at http://www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Onvia undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.

Where you can find more information:

Investors and security holders of both Onvia and DemandStar are advised to read Onvia's Registration Statement on Form S-4 (Reg. No. 333-52448), including the proxy statement/prospectus contained therein, regarding Onvia's proposed acquisition of DemandStar. Onvia and DemandStar expect to mail a proxy statement/prospectus to DemandStar's stockholders which will contain important information about the transaction. This proxy statement/prospectus will be filed with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Onvia or DemandStar by directing such requests to the companies.

DemandStar and its officers and directors may be deemed to be participants in the solicitation of proxies from DemandStar's stockholders with respect to the transactions contemplated by the agreement. Information regarding such officers and directors is included in DemandStar's Registration Statement on Form S-1 (Reg. No. 333-93445), as amended, filed with the Securities and Exchange Commission on December 22, 1999 and declared effective by the Securities and Exchange Commission on March 28, 2000. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from DemandStar

THANK YOU

ONVIA.com